FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2024

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER 2024

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2024 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2023 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Videotron acquired Freedom Mobile Inc. (“Freedom”) from Shaw Communications Inc. on April 3, 2023. Videotron paid $2.07 billion in cash and assumed certain liabilities, mainly lease obligations. The acquisition includes the Freedom brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets.

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA and adjusted cash flows from operations. Beginning in the third quarter of 2023, the Corporation added two financial measures not standardized under IFRS: free cash flows from operating activities and consolidated net debt leverage ratio. These two measures help to better understand and analyze the financing performance of the Corporation, as well as its financial position as at balance sheet date. Also, the Corporation used key performance indicators, such as revenue-generating unit (“RGU”) and average monthly mobile revenue per unit (“mobile ARPU”). The Corporation discontinued the use of total ARPU as of the first quarter of 2024. With the evolution of the product mix as a result of the Corporation’s geographic diversification, total ARPU is no longer meaningful. Definitions of the non-IFRS measures and key performance indicators used by the Corporation are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections.

1

Highlights

Second quarter 2024

Revenues: $1.19 billion, a $14.3 million (-1.2%) decrease.

Adjusted EBITDA:1 Stable at $608.1 million.

Net income attributable to the shareholder: $222.9 million, a $14.1 million (6.8%) increase.

Adjusted cash flows from operations:1 $446.0 million, a $15.7 million (-3.4%) decrease.

Cash flows provided by operating activities: $446.6 million, a $29.0 million (-6.1%) decrease.

Year to date

Revenues: $2.37 billion, a $240.2 million (11.3%) increase due to the acquisition of Freedom.

Adjusted EBITDA: $1.18 billion, a $101.8 million (9.4%) increase due primarily to Freedom's contribution.

Net income attributable to the shareholder: $417.4 million, a $21.7 million (5.5%) increase.

Adjusted cash flows from operations: $888.6 million, a $47.4 million (5.6%) increase, including the contribution of the Freedom acquisition.

Cash flows provided by operating activities: $839.5 million, a $50.8 million (6.4%) increase.

1 See “Non-IFRS financial measures.”

2

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Revenues
Mobile telephony	$410.3	$401.6	$819.4	$602.7
Internet	315.7	321.9	636.2	636.6
Television	195.9	203.2	395.1	402.6
Wireline telephony	62.8	71.0	127.5	142.3
Mobile equipment sales	147.6	139.1	278.9	214.2
Wireline equipment sales	12.1	18.0	25.2	33.9
Other	42.5	46.4	84.1	93.9
	1,186.9	1,201.2	2,366.4	2,126.2
Employee costs	(122.2)	(125.6)	(245.4)	(223.5)
Purchase of goods and services	(456.6)	(468.0)	(937.4)	(820.9)
Adjusted EBITDA	608.1	607.6	1,183.6	1,081.8
Depreciation and amortization	(223.2)	(233.5)	(444.4)	(405.7)
Financial expenses	(88.5)	(93.5)	(179.1)	(152.3)
Restructuring, acquisition costs and other	(5.6)	(13.3)	(7.6)	(15.2)
Income taxes	(67.9)	(58.4)	(135.1)	(112.8)
Net income	$222.9	$208.9	$417.4	$395.8

3

Table 1 (continued)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024		2023
Capital expenditures	$162.1	$145.9	$295.0		$240.6
Acquisition of spectrum licenses	239.1	–	298.9		9.9
Cash flows:
Adjusted cash flows from operations:	446.0	461.7	888.6		841.2
Free cash flows from operating activities	286.9	342.7	518.8		534.5
Cash flows provided by operating activities	446.6	475.6	839.5		788.7

			June 30, 2024		Dec. 31, 2023
Balance sheet
Cash and cash equivalents			$2.8		$8.0
Working capital			(158.3)		(1,142.5)
Net assets related to derivative financial instruments			76.9		110.8
Total assets			12,150.7		10,510.7
Total long-term debt (including current portion)			7,742.3		7,645.3
Lease liabilities (current and long term)			342.2		346.1
Equity attributable to the shareholder			307.6		155.6
Consolidated net debt leverage ratio[1]			3.43	x	3.38	x

•	The Corporation’s revenues decreased by $14.3 million (-1.2%) and its adjusted EBITDA was stable in the second quarter of 2024.

•	There was a net increase of 66,200 RGUs[2] (0.9%) in the second quarter of 2024, including 93,500 connections (2.4%) to the mobile telephony service.

•	Barely a year after acquiring Freedom, Videotron proudly announced that it has fulfilled all nine undertakings made to Innovation, Science and Economic Development Canada (ISED) at the time of the transaction on April 3, 2023.

•	In the second quarter of 2024, Fizz and Freedom announced the expansion of their service areas in several regions of Canada, including Manitoba, through agreements reached under the Canadian Radio-television and Telecommunications Commission (“CRTC”)'s Mobile Virtual Network Operator (MVNO) regime. This expansion continued on July 23, 2024, when Freedom announced the addition of 50 cities and communities in Alberta and British Columbia to its service area.

•	On May 7, 2024, Freedom announced the phased roll-out of its affordable new wireline Internet and TV services, Freedom Home Internet and Freedom TV, becoming a true multi-service player positioned to address a new customer segment seeking bundled offers.

•	On April 10, 2024, Videotron announced that it would help improve wireless coverage in outlying regions of Québec by installing at least 37 new cell towers in Abitibi–Témiscamingue and the Laurentians in partnership with the Québec government.

•	Both Videotron and Freedom performed very well in the mid-year report released by the Commission for Complaints for Telecom-television Services (CCTS) on April 25, 2024. Videotron’s and Freedom’s outstanding customer service and their determination to resolve issues promptly are reflected in this report. While the volume of complaints logged by CCTS about the telecom industry as a whole rose sharply by 43.1%, Videotron stood out from the other major players with a significant drop of 11.4%, while Freedom saw its percentage of complaints decrease from 6.5% to 4.7% compared to the industry total volume of complaints.

1 See “Non-IFRS financial measures.”

2 See “Key performance indicators.”

4

Financing activities

•	On June 21, 2024, Videotron issued $600.0 million aggregate principal amount of Senior Notes bearing interest at 4.650% and maturing on July 15, 2029, and $400.0 million aggregate principal amount of Senior Notes bearing interest at 5.000% and maturing on July 15, 2034, for total net proceeds of $992.6 million, net of the $7.4 million related to the discount at issuance and financing costs. The proceeds were used to repay US$600.0 million aggregate principal amount of Senior Notes on June 17, 2024 and to reduce drawings on its revolving bank credit facility.

•	On June 17, 2024, Videotron redeemed at maturity its Senior Notes in aggregate principal amount of US$600.0 million, bearing interest at 5.375%, and unwound the related hedging contracts for a total cash consideration of $662.3 million.

•	On June 13, 2024, Videotron amended its term credit facility by extending the maturity of the first tranche of $700.0 million from October 2024 to October 2025 and transitioning to the Canadian Overnight Repo Rate Average (CORRA).

•	On June 13, 2024, following the new ratings obtained by Videotron in May 2024, all liens on Videotron's assets granted to bank lenders were terminated and all the related debt instruments (including derivative financial instruments) are now unsecured.

•	On May 6, 2024, S&P Global Ratings upgraded Videotron's unsecured debt from BB+ to BBB- with stable outlook. On May 30, 2024, Moody’s Ratings upgraded Videotron's unsecured debt from Ba2 to Baa3 with stable outlook.

5

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

2024/2023 second quarter comparison

Revenues: $1.19 billion in the second quarter of 2024, a $14.3 million (-1.2%) decrease.

•	Revenues from mobile telephony services increased $8.7 million (2.2%) to $410.3 million, mainly because of an increase in the number of subscriber connections, partially offset by lower average per-connection revenues.

•	Revenues from Internet access services decreased $6.2 million (-1.9%) to $315.7 million, mainly because of a decrease in average per-subscriber revenues.

•	Revenues from television services decreased $7.3 million (-3.6%) to $195.9 million, primarily because of a decrease in the subscriber base.

•	Revenues from wireline telephony services decreased $8.2 million (-11.5%) to $62.8 million, mainly because of the impact of the decrease in subscriber connections.

•	Revenues from mobile equipment sales to customers increased $8.5 million (6.1%) to $147.6 million, mainly because of price increases, partially offset by a decrease in the number of mobile devices sold.

•	Revenues from wireline equipment sales to customers decreased $5.9 million (-32.8%) to $12.1 million, mainly because of decreases in selling prices of equipment related to the Helix platform and the rental of Helix equipment since the beginning of June 2024.

•	Other revenues decreased $3.9 million (-8.4%) to $42.5 million, mainly reflecting lower revenues from over-the-top (“OTT”) video services.

Mobile ARPU:1 $35.32 in the second quarter of 2024 compared with $37.77 in the same period of 2023, a $2.45 (-6.5%) decrease, mainly attributable to higher promotional discounts, lower overage revenues and a change in the customer mix, including the dilutive effect of Freedom’s and Fizz’s prepaid services.

Customer statistics

Acquisition of Freedom

The acquisition of Freedom on April 3, 2023 was significantly accretive to growth, adding 1,844,400 RGUs, consisting of 1,824,400 subscriber connections to the mobile telephony service and 20,000 subscriptions to the Internet access service.

Analysis of current business

RGUs – The total number of RGUs was 7,606,400 at June 30, 2024, an increase of 66,200 (0.9%) in the second quarter of 2024 (compared with an increase of 24,600 in the same period of 2023), and a 12-month increase of 192,900 (2.6%) (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 3,918,600 at June 30, 2024, an increase of 93,500 (2.4%) in the second quarter of 2024 (compared with an increase of 49,100 in the same period of 2023), and a 12-month increase of 308,500 (8.5%) (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,722,500 at June 30, 2024, an increase of 1,400 (0.1%) in the second quarter of 2024 (compared with an increase of 5,300 in the same period of 2023), and a 12-month increase of 5,700 (0.3%) (Table 2).

Television – The number of subscribers to television services stood at 1,321,900 at June 30, 2024, a decrease of 13,800 (-1.0%) in the second quarter of 2024 (compared with a decrease of 11,100 in the same period of 2023), and a 12-month decrease of 52,600 (-3.8%) (Table 2).

Wireline telephony – The number of subscriber connections to wireline telephony services stood at 643,400 at June 30, 2024, a decrease of 14,900 (-2.3%) in the second quarter of 2024 (compared with a decrease of 18,700 in the same period of 2023), and a 12-month decrease of 68,700 (-9.6%) (Table 2).

1 See “Key performance indicators.”

6

Table 2

RGUs for the last eight quarters

(in thousands of units)

	June 2024	Mar. 2024	Dec. 2023	Sept. 2023	June 2023	Mar. 2023	Dec. 2022	Sept. 2022
Mobile telephony	3,918.6	3,825.1	3,764.9	3,698.8	3,610.1	1,736.6	1,710.4	1,697.3
Internet access	1,722.5	1,721.1	1,727.6	1,721.3	1,716.8	1,691.5	1,682.7	1,678.0
Television	1,321.9	1,335.7	1,355.6	1,362.5	1,374.5	1,385.6	1,396.1	1,402.1
Wireline telephony	643.4	658.3	674.7	691.9	712.1	730.8	751.2	769.9
Total	7,606.4	7,540.2	7,522.8	7,474.5	7,413.5	5,544.5	5,540.4	5,547.3

Adjusted EBITDA: Stable at $608.1 million. The decrease in revenues was offset by decreases in operating expenses resulting from stringent cost control, leading to, among other things, a favourable update of certain provisions.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 48.8% in the second quarter of 2024 compared with 49.4% in the same period of 2023.

Net income attributable to shareholders: $222.9 million in the second quarter of 2024, compared with $208.8 million in the same period of 2023, an increase of $14.1 million (6.8%).

•	The favourable variances were:

o	$10.3 million decrease in the depreciation and amortization charge;

o	$7.7 million decrease in the charge for restructuring, acquisition costs and other;

o	$5.0 million decrease related to financial expenses;

•	The main unfavourable variance was:

o	$9.5 million increase in the income tax expense.

Adjusted cash flows from operations: $446.0 million in the second quarter of 2024 compared with $461.7 million in the same period of 2023 (Table 8). The $15.7 million (-3.4%) decrease was due to a $16.2 million increase in capital expenditures, mainly as a result of higher network and IT investments.

Cash flows provided by operating activities: $446.6 million, a $29.0 million (-6.1%) decrease in the second quarter of 2024 due primarily to the unfavourable net change in non-cash balances related to operating activities and the increase in current income taxes, partially offset by decreases in the cash portion of restructuring, acquisition costs and other and in the cash portion of financial expenses.

Depreciation and amortization charge: $223.2 million in the second quarter of 2024, a $10.3 million decrease due mainly to the slowdown in capital expenditures in recent years following the review of strategic priorities.

Financial expenses: $88.5 million in the second quarter of 2024, a $5.0 million decrease due primarily to lower average indebtedness and the impact of lower average interest rates on long-term debt.

Charge for restructuring, acquisition costs and other: $5.6 million, a $7.7 million favourable variance.

In the second quarter of 2024, the Corporation recorded a $5.0 million charge in connection with cost-reduction measures ($0.5 million in the second quarter of 2023), a $0.2 million asset impairment charge and $0.4 million in other net charges ($12.8 million in the second quarter of 2023, mainly in connection with acquisition costs related to the Freedom transaction).

Income tax expense: $67.9 million in the second quarter of 2024 (effective tax rate of 26.2%), compared with $58.4 million in the same period of 2023 (effective tax rate of 25.7%), a $9.5 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

7

2024/2023 year-to-date comparison

Revenues: $2.37 billion in the first half of 2024, a $240.2 million (11.3%) increase due to the impact of the Freedom acquisition in April 2023 and the same factors as those noted above in the discussion of second quarter 2024 results.

•	Revenues from mobile telephony services increased $216.7 million (36.0%) to $819.4 million, due primarily to the Freedom acquisition.

•	Revenues from Internet access services decreased $0.4 million (-0.1%) to $636.2 million.

•	Revenues from television services decreased $7.5 million (-1.9%) to $395.1 million.

•	Revenues from wireline telephony services decreased $14.8 million (-10.4%) to $127.5 million.

•	Revenues from mobile equipment sales to customers increased $64.7 million (30.2%) to $278.9 million, mainly because of the Freedom acquisition.

•	Revenues from wireline equipment sales to customers decreased $8.7 million (-25.7%) to $25.2 million.

•	Other revenues decreased $9.8 million (-10.4%) to $84.1 million.

Mobile ARPU:1 $35.63 in the first half of 2024 compared with $38.14 in the same period of 2023, a $2.51 (-6.6%) decrease due mainly to the same factors as those noted above in the discussion of second quarter 2024 results.

Customer statistics

Analysis of current business

RGUs – 83,600 (1.1%) unit increase in the first half of 2024, compared with an increase of 28,700 in the same period of 2023.

Mobile telephony – 153,700 (4.1%) subscriber connection increase in the first half of 2024, compared with an increase of 75,300 in the same period of 2023.

Internet access – 5,100 (-0.3%) subscriber decrease in the first half of 2024, compared with an increase of 14,100 in the same period of 2023.

Television – 33,700 (-2.5%) subscriber decrease in the first half of 2024, compared with a decrease of 21,600 in the same period of 2023.

Wireline telephony – 31,300 (-4.6%) subscriber-connection decrease in the first half of 2024, compared with a decrease of 39,100 in the same period of 2023.

Adjusted EBITDA: $1.18 billion, a $101.8 million (9.4%) increase mainly due to the impact of the Freedom acquisition as well as the factors noted above in the discussion of second-quarter 2024 operating results.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 50.0% in the first half of 2024 compared with 49.1% in the same period of 2023. The increase was due mainly to the impact of the Freedom acquisition.

Net income attributable to shareholders: $417.4 million in the first half of 2024, compared with $395.7 million in the same period of 2023, an increase of $21.7 million (5.5%).

•	The main favourable variances were:

o	$101.8 million increase in adjusted EBITDA;

o	$7.6 million favourable variance in the charge for restructuring, acquisition costs and other.

•	The main unfavourable variances were:

o	$38.7 million increase in the depreciation and amortization charge;

o	$26.8 million increase related to financial expenses;

o	$22.3 million increase in the income tax expense.

1 See “Key performance indicators.”

8

Adjusted cash flows from operations: $888.6 million in the first half of 2024 compared with $841.2 million in the same period of 2023 (Table 8). The $47.4 million (5.6%) increase was due to the $101.8 million increase in adjusted EBITDA, partially offset by a $54.4 million increase in capital expenditures, both of which were due primarily to the impact of the Freedom acquisition.

Cash flows provided by operating activities: $839.5 million, a $50.8 million (6.4%) increase due primarily to the increase in adjusted EBITDA and the decrease in the cash portion of restructuring, acquisition costs and other, partially offset by the increases in the cash portion of financial expenses and in current income taxes, and the unfavourable net change in non-cash balances related to operating activities.

Depreciation and amortization charge: $444.4 million in the first half of 2024, a $38.7 million increase due primarily to the impact of the Freedom acquisition.

Financial expenses: $179.1 million in the first half of 2024, a $26.8 million increase due primarily to higher average indebtedness, including the impact of the financing of the Freedom acquisition, and also to the impact of higher average interest rates on long-term debt.

Charge for restructuring, acquisition costs and other: $7.6 million in the first half of 2024, a $7.6 million favourable variance.

In the first half of 2024, the Corporation recorded a $4.3 million charge in connection with cost-reduction measures ($1.1 million in the first half of 2023), a $2.6 million asset impairment charge and $0.7 million in other gains ($14.1 million in other charges in the first half of 2023, including acquisition costs related to the Freedom transaction).

Income tax expense: $135.1 million in the first half of 2024 (effective tax rate of 26.1%), compared with $112.8 million in the same period of 2023 (effective tax rate of 26.3%), a $22.3 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

9

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Second quarter 2024

Cash flows provided by operating activities: $446.6 million in the second quarter of 2024 compared with $475.6 million in the same period of 2023.

The $29.0 million (-6.1%) decrease was primarily due to:

•	$26.3 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in accounts payable and accrued charges, and in inventories, partially offset by favourable variances in income tax payable and in accounts receivable;

•	$13.4 million increase in current income taxes.

Partially offset by:

•	$5.6 million decrease in the cash portion of the charge for restructuring, acquisition costs and other;

•	$5.3 million decrease in the cash portion of financial expenses.

Year to date

Cash flows provided by operating activities: $839.5 million in the first half of 2024 compared with $788.7 million in the same period of 2023.

The $50.8 million (6.4%) increase was primarily due to:

•	$101.8 million increase in adjusted EBITDA;

•	$8.1 million decrease in the cash portion of the charge for restructuring, acquisition costs and other.

Partially offset by:

•	$25.8 million increase in the cash portion of financial expenses;

•	$20.0 million increase in current income taxes.

•	$14.0 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in accounts payable and accrued charges, in inventories and in net amounts payable to affiliated corporations, partially offset by favourable variances in income tax payable and in accounts receivable.

Compared with the first half of 2023, cash flows provided by operating activities were favourably impacted in 2024 by the Freedom acquisition, which accounted for a large portion of the increase in the adjusted EBITDA, despite the financial expenses associated with the financing of this acquisition.

Working capital: Negative $158.3 million as at June 30, 2024, compared with negative $1.14 billion as at December 31, 2023. The favourable variance of $984.2 million was mainly due to the redemption upon maturity by Videotron of the entirety of its Senior Notes in the aggregate principal amount of US$600.0 million and the evolution of current and long-term debt maturities.

Investing activities

Second quarter 2024

Cash flows used for capital expenditures: $160.0 million in the second quarter of 2024 compared with $133.4 million in the same period of 2023. The $26.6 million increase was due to a $16.2 million increase in capital expenditures, mainly as a result of higher network and IT investments, and a $10.4 million unfavourable net change in current non-cash items.

Net subsidies used to finance capital expenditures: $13.9 million in the second quarter of 2023. This amount represents the use of subsidies received under the program to roll out high-speed Internet services, recorded as a reduction of capital expenditures.

10

Acquisition of spectrum licenses: $239.1 million in the second quarter of 2024. On May 29, 2024, Videotron acquired 305 blocks of spectrum in the 3800 MHz band across the country for a total price of $298.9 million (of which $59.8 million was paid in January 2024 and $239.1 million in May 2024).

Proceeds from disposal of assets: $0.3 million in the second quarter of 2024, compared with $0.5 million in the same period of 2023.

Business acquisitions: $1.8 million in the second quarter of 2024 compared with $2.07 billion in the second quarter of 2023. Videotron disbursed $2.07 billion to acquire Freedom in the second quarter of 2023.

Year to date

Cash flows used for capital expenditures: $321.0 million in the first half of 2024 compared with $255.0 million in the same period of 2023. The $66.0 million increase was due to a $54.4 million increase in capital expenditures, due primarily to the impact of the Freedom acquisition, and a $11.6 million unfavourable net change in current non-cash items.

Net subsidies received to finance capital expenditures: $37.0 million in the first half of 2024, compared with deferred subsidies of $33.9 million used in the same half of 2023. In the first half of 2024, a $37.0 million subsidy was received in advance as part of the Québec government’s new initiative to improve wireless coverage in outlying regions of Québec. This amount for the first half of 2023 represents the use of subsidies received under the program to roll out high-speed Internet services, recorded as a reduction of capital expenditures.

Acquisitions of spectrum licenses: $298.9 million in the first half of 2024, compared with $9.9 million in the first half of 2023. On May 29, 2024, Videotron acquired 305 blocks of spectrum in the 3800 MHz band across the country for a total price of $298.9 million.

Proceeds from disposal of assets: $0.3 million in the first half of 2024, compared with $0.8 million in the same period of 2023.

Business acquisitions: $1.8 million in the first half of 2024 compared with $2.07 billion in the first half of 2023. Videotron disbursed $2.07 billion to acquire Freedom in the first half of 2023.

Issuance of a promissory note to the parent corporation: $836.0 million in the first half of 2023. On January 17, 2023, Quebecor Media issued a $836.0 million promissory note to Videotron, bearing interest at 7.000%. Drawings from the secured revolving credit facility were used to finance this promissory note.

Free cash flows from operating activities

Second quarter 2024

Free cash flows from operating activities: $286.9 million in the second quarter of 2024 compared with $342.7 million in the same period of 2023 (Table 9).

The $55.8 million decrease was mainly due to:

•	$29.0 million decrease in cash flows provided by operating activities;

•	$26.6 million increase in cash flows used for capital expenditures.

Year to date

Free cash flows from operating activities: $518.8 million in the first half of 2024 compared with $534.5 million in the same period of 2023 (Table 9).

The $15.7 million decrease was due primarily to:

•	$66.0 million increase in cash flows used for capital expenditures.

Partially offset by:

•	$50.8 million increase in cash flows provided by operating activities.

11

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $98.7 million increase in the first half of 2024; $33.9 million net unfavourable variance in the net asset related to derivative financial instruments.

•	Debt increases in the first half of 2024 essentially consisted of:

o	issuance by Videotron on June 21, 2024 of $600.0 million aggregate principal amount of Senior Notes bearing interest at 4.650% and maturing on July 15, 2029, and $400.0 million aggregate principal amount of Senior Notes bearing interest at 5.000% and maturing on July 15, 2034, for total net proceeds of $992.6 million;

o	$132.6 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by the increase in the net asset related to derivative financial instruments.

•	Debt reductions in the first half of 2024 essentially consisted of:

o	redemption upon maturity by Videotron on June 17, 2024 of the entirety of its 5.375% Senior Notes in the aggregate principal amount of US$600.0 million;

o	$208.7 million decrease in total drawings on the revolving bank credit facilities of the Corporation.

•	Derivative financial instruments totalled a net asset of $76.9 million at June 30, 2024 compared with $110.8 million at December 31, 2023. The $33.9 million net unfavourable variance was mainly due to:

o	receipt of the $163.0 million asset related to the hedging contracts on the Senior Notes redeemed on June 17, 2024.

Partially offset by:

o	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

•	On June 13, 2024, Videotron amended its term credit facility by extending the maturity of the first tranche of $700.0 million from October 2024 to October 2025 and transitioning to the Canadian Overnight Repo Rate Average (CORRA).

•	On June 13, 2024, following the new ratings obtained by Videotron in May 2024, all liens on Videotron's assets granted to bank lenders were terminated and all the related debt instruments (including derivative financial instruments) are now unsecured.

Financial position

Net available liquidity: $1.85 billion at June 30, 2024 for the Corporation and its wholly owned subsidiaries, consisting of $1.84 billion in available unused revolving credit facilities and $0.9 million in cash and cash equivalents.

As of June 30, 2024, minimum principal payments on long-term debt in the coming years were as follows:

Table 3

Minimum principal payments on long-term debt

12-month periods ended June 30

(in millions of Canadian dollars)

2025	$400.0
2026	1,781.2
2027	1,678.7
2028	750.0
2029	684.0
2030 and thereafter	2,448.4
Total	$7,742.3

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions, and other factors. The amounts involved may be material.

12

The weighted average term of the Corporation’s consolidated debt was approximately 3.9 years as of June 30, 2024 (3.5 years as of December 31, 2023). After taking into account hedging instruments, the debt consisted of approximately 74.4% fixed-rate debt (67.9% at December 31, 2023) and 25.6% floating-rate debt (32.1% at December 31, 2023).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital expenditures, acquisitions of spectrum licences, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases, and dividend payments to shareholders. The Corporation believes it will be able to meet future debt and lease liability maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At June 30, 2024, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

The Corporation paid $285.0 million in common dividends to the parent corporation in the first half of 2024 ($316.0 million in the same period of 2023). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Tax Consolidation Arrangements with the Parent Corporation

On April 17, 2024, the Corporation contracted a subordinated loan of $1.53 billion from Quebecor Media, bearing interest at a rate of 9.25%, payable semi-annually, and maturing on April 17, 2054. On the same day, the Corporation invested the total proceeds of $1.53 billion into 1,530,000 preferred shares, Series G, of 9511-8063 Quebec Inc., an affiliated corporation. These shares carry the right to receive an annual dividend of 9.35%, payable semi-annually. These transactions are carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

Spectrum licences

On May 29, 2024, Videotron acquired 305 blocks of spectrum in the 3800 MHz band across the country for a total price of $298.9 million (of which $59.8 million was paid in January 2024 and $239.1 million in May 2024). Approximately 61% of the 305 blocks of wireless spectrum are located outside Québec, mainly in southern Ontario, Alberta and British Columbia.

13

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of the Corporation

Analysis of main differences between June 30, 2024 and December 31, 2023

(in millions of Canadian dollars)

	June 30, 2024[1]	Dec. 31, 2023	Difference	Main reasons for difference
Assets
Accounts receivable	$931.7	$963.2	$(31.5)	Impact of current variances in activity
Inventories	299.4	348.7	(49.3)	Impact of current variances in activity
Property, plant and equipment	3,124.5	3,152.9	(28.4)	Depreciation for the period less acquisitions
Intangible assets	3,558.6	3,299.3	259.3	Acquisitions, including spectrum licences, less amortization for the period
Derivative financial instruments[2]	76.9	110.8	(33.9)	See “Financing activities”
Liabilities
Accounts payable, accrued charges and provisions	785.3	920.9	(135.6)	Impact of current variances in activity
Long-term debt, including current portion and bank indebtedness	7,708.6	7,609.9	98.7	See “Financing activities”

[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.

[2]	Current and long-term assets less long-term liabilities.

14

ADDITIONAL INFORMATION

Contractual obligations

At June 30, 2024, material contractual obligations of operating activities included: capital repayment and interest on long-term debt and lease liabilities; capital expenditure and other commitments, including mobile devices; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of June 30, 2024

(in millions of Canadian dollars)

	Total	Under 1 year	1–3 years	3–5 years	5 years or more
Long-term debt[1,2]	$7,742.3	400.0	3,459.9	1,434.0	2,448.4
Interest payments on long-term debt[3]	1,333.9	303.1	554.7	284.5	191.6
Lease liabilities	342.2	101.2	148.8	78.9	13.3
Interest payments on lease liabilities	70.5	21.9	31.5	15.9	1.2
Capital expenditure and other commitments	1,718.1	754.1	837.7	103.1	23.2
Derivative financial instruments[4]	(104.1)	(9.3)	(16.3)	(78.5)	–
Total contractual obligations	$11,102.9	$1,571.0	$5,016.3	$1,837.9	$2,677.7

[1]	Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

[2]	The carrying value of long-term debt excluding financing costs.

[3]	Estimated interest payable on long-term debt based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2024.

[4]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2024, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $29.0 million ($31.6 million in the same quarter of 2023), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $0.9 million ($1.2 million in the same quarter of 2023). These transactions were accounted for at the consideration agreed between the parties.

During the first half of 2024, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $60.6 million ($57.5 million in the same period of 2023), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $2.0 million ($2.5 million in the same period of 2023). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. During the second quarter of 2024, the Corporation incurred management fees of $8.9 million with its parent corporation ($8.8 million in the same quarter of 2023). During the first half of 2024, the Corporation incurred management fees of $17.7 million with its parent corporation ($17.2 million in the same period of 2023).

15

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency swaps and interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2024 and December 31, 2023 were as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	June 30, 2024		December 31, 2023
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(7,742.3)	$(7,545.5)	$(7,645.3)	$(7,368.1)
Derivative financial instruments
Foreign exchange forward contracts	0.8	0.8	(1.5)	(1.5)
Interest rate swaps	10.0	10.0	5.4	5.4
Cross-currency swaps	66.1	66.1	106.9	106.9

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Losses on valuation of derivative financial instruments of $13.7 million and $5.8 million were recorded under “Other comprehensive income” in the second quarter and first half of 2024, respectively (gains of $23.3 million and $27.2 million in the second quarter and first half of 2023, respectively).

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and adjusted cash flows from operations, are not calculated in accordance with, or recognized by IFRS. Beginning in the third quarter of 2023, the Corporation added two financial measures not standardized under IFRS: free cash flows from operating activities and consolidated net debt leverage ratio. These two measures will help to better understand and analyze the financing performance of the Corporation, as well as its financial position as at balance sheet date.

16

The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, restructuring, acquisition costs and other and income taxes. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the capital expenditures and acquisitions of spectrum licences needed to generate revenues. The Corporation also uses other measures that do reflect capital expenditures, such as adjusted cash flows from operations and free cash flows from operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 7 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 7

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Adjusted EBITDA	$608.1	$607.6	$1,183.6	$1,081.8
Depreciation and amortization	(223.2)	(233.5)	(444.4)	(405.7)
Financial expenses	(88.5)	(93.5)	(179.1)	(152.3)
Restructuring, acquisition costs and other	(5.6)	(13.3)	(7.6)	(15.2)
Income taxes	(67.9)	(58.4)	(135.1)	(112.8)
Net income	$222.9	$208.9	$417.4	$395.8

17

Adjusted cash flows from operations and free cash flows from operating activities

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA less capital expenditures (excluding spectrum licence acquisitions). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, acquisitions of spectrum licences, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by its operations. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from operating activities

Free cash flows from operating activities represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for capital expenditures (excluding spectrum licence acquisitions), plus proceeds from disposal of assets. Free cash flows from operating activities is used by the Corporation’s management to evaluate cash flows generated by the Corporation’s operations. Free cash flows from operating activities represents available funds for business acquisitions, acquisitions of spectrum licences, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from operating activities may not be identical to similarly titled measures reported by other companies.

Tables 8 and 9 provide a reconciliation of adjusted cash flows from operations and free cash flows from operating activities to cash flows provided by operating activities reported in the condensed consolidated financial statements.

Table 8

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Adjusted EBITDA	$608.1	$607.6	$1,183.6	$1,081.8
Capital expenditures[1]	(162.1)	(145.9)	(295.0)	(240.6)
Adjusted cash flows from operations	$446.0	$461.7	$888.6	$841.2

[1] Reconciliation to cash flows used for capital expenditures as per	Three months ended June 30		Six months ended June 30
condensed consolidated financial statements:	2024	2023	2024	2023
Capital expenditures	$(162.1)	$(145.9)	$(295.0)	$(240.6)
Net variance in current operating items related to capital expenditures (excluding government credits receivable for major capital projects)	2.1	12.5	(26.0)	(14.4)
Cash flows used for capital expenditures	$(160.0)	$(133.4)	$(321.0)	$(255.0)

18

Table 9

Free cash flows from operating activities and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Adjusted cash flows from operations from Table 8	$446.0	$461.7	$888.6	$841.2
Plus (minus)
Cash portion of financial expenses	(86.2)	(91.5)	(174.5)	(148.7)
Cash portion of restructuring, acquisition costs and other	(7.5)	(13.1)	(7.1)	(15.2)
Current income taxes	(65.7)	(52.3)	(146.5)	(126.5)
Other	0.9	1.8	2.3	2.1
Net change in non-cash balances related to operating activities	(2.7)	23.6	(18.0)	(4.0)
Net variance in current operating items related to capital expenditures (excluding government credits receivable for major capital projects)	2.1	12.5	(26.0)	(14.4)
Free cash flows from operating activities	286.9	342.7	518.8	534.5
Plus (minus)
Cash flows used for capital expenditures (excluding spectrum licence acquisitions)	160.0	133.4	321.0	255.0
Proceeds from disposal of assets	(0.3)	(0.5)	(0.3)	(0.8)
Cash flows provided by operating activities	$446.6	$475.6	$839.5	$788.7

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt, represents total long-term debt plus bank indebtedness, lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management in its decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate it’s financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

19

Table 10 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in the Corporation’s condensed consolidated financial statements.

Table 10

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	June 30, 2024	Dec. 31, 2023
Total long-term debt[1]	$7,742.3	$7,645.3
Plus (minus)
Lease liabilities[2]	342.2	346.1
Bank indebtedness	1.2	–
Derivative financial instruments[3]	(76.9)	(110.8)
Cash and cash equivalents	(2.8)	(8.0)
Consolidated net debt	8,006.0	7,872.6
Divided by:
Trailing 12-month adjusted EBITDA[4]	$2,332.1	$2,329.6
Consolidated net debt leverage ratio[4]	3.43x	3.38x

[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
[2]	Current and long-term liabilities.
[3]	Current and long-term assets less long-term liabilities.
[4]	On a pro forma basis as at December 31, 2023, using Freedom’s trailing 12-month adjusted EBITDA.

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriber connections to the mobile and wireline telephony services and subscriptions to the Internet access and television services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly mobile revenue per unit

The Corporation uses mobile ARPU, an industry metric, as a key performance indicator. This indicator is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Mobile ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of mobile ARPU may not be the same as identically titled measurements reported by other companies.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

20

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in its businesses;

•	the intensity of competitive activity in the industries in which Videotron operates;

•	Videotron's ability to penetrate new, highly competitive markets and the accuracy of estimates of the size of potential markets;

•	new technologies that might change consumer behavior towards Videotron’s product suites;

•	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;

•	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	risks relating to the acquisition of Freedom and the strategy for expanding outside Québec, including ability to successfully integrate Freedom’s operations and to capture synergies, and potential unknown liabilities or costs associated with the acquisition of Freedom;

•	the anticipated benefits and effects of the acquisition of Freedom, which may not be realized in a timely manner or at all, and ongoing operating costs and capital expenditures, which could be different than anticipated, as well as unanticipated litigation or other regulatory proceedings associated with the acquisition of Freedom, which could result in changes to the parameters of the transaction;

•	the impacts of the significant and recurring investments that will be required in the new markets of Freedom and Videotron as mobile virtual network operators (MVNOs) and other markets for development and expansion and to compete effectively with the incumbent local exchange carriers (ILECs) and other current or potential competitors in these markets, including the fact that the post-acquisition Videotron business will continue to face the same risks that Videotron currently faces, but will also face increased risks relating to new geographies and markets;

•	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and OTT services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labor disputes or strikes;

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics and other public health crises, and political instability in some countries;

•	impact of emergency measures that have been or may be implemented by various levels of government;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Videotron’s licenses or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

21

Condensed consolidated financial statements of

VIDEOTRON LTD.

Three-month and six-month periods ended June 30, 2024 and 2023

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Three months ended		Six months ended
(in millions of Canadian dollars)		June 30		June 30
(unaudited)	Note	2024	2023	2024	2023
Revenues
Mobile telephony		$410.3	$401.6	$819.4	$602.7
Internet		315.7	321.9	636.2	636.6
Television		195.9	203.2	395.1	402.6
Wireline telephony		62.8	71.0	127.5	142.3
Mobile equipment sales		147.6	139.1	278.9	214.2
Wireline equipment sales		12.1	18.0	25.2	33.9
Other		42.5	46.4	84.1	93.9
		1,186.9	1,201.2	2,366.4	2,126.2

Employee costs	2	122.2	125.6	245.4	223.5
Purchase of goods and services	2	456.6	468.0	937.4	820.9
Depreciation and amortization		223.2	233.5	444.4	405.7
Financial expenses	3	88.5	93.5	179.1	152.3
Restructuring, acquisition costs and other	4	5.6	13.3	7.6	15.2
Income before income taxes		290.8	267.3	552.5	508.6

Income taxes (recovery):
Current		65.7	52.3	146.5	126.5
Deferred		2.2	6.1	(11.4)	(13.7)
		67.9	58.4	135.1	112.8

Net income		$222.9	$208.9	$417.4	$395.8

Net income attributable to
Shareholder		$222.9	$208.8	$417.4	$395.7
Non-controlling interests		-	0.1	-	0.1

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended		Six months ended
(in millions of Canadian dollars)		June 30		June 30
(unaudited)	Note	2024	2023	2024	2023
Net income		$222.9	$208.9	$417.4	$395.8

Other comprehensive (loss) income:	11
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(13.7)	23.3	(5.8)	27.2
Deferred income taxes		2.4	(4.9)	(0.1)	(5.1)

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain		5.9	-	34.5	-
Deferred income taxes		(1.5)	-	(9.0)	-
		(6.9)	18.4	19.6	22.1

Comprehensive income		$216.0	$227.3	$437.0	$417.9

Comprehensive income attributable to
Shareholder		$216.0	$227.2	$437.0	$417.8
Non-controlling interests		-	0.1	-	0.1

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholder			Equity
			Accumulated	attributable
			other com-	to non-
	Capital		prehensive	controlling	Total
	stock	Deficit	(loss) income	interests	equity
	(note 9)		(note 11)
Balance as of December 31, 2022	$312.9	$(527.3)	$(16.7)	$0.3	$(230.8)
Net income	-	395.7	-	0.1	395.8
Other comprehensive income	-	-	22.1	-	22.1
Dividends	-	(316.0)	-	(0.1)	(316.1)
Balance as of June 30, 2023	312.9	(447.6)	5.4	0.3	(129.0)
Net income	-	401.7	-	-	401.7
Other comprehensive loss	-	-	(11.8)	-	(11.8)
Dividends	-	(105.0)	-	-	(105.0)
Balance as of December 31, 2023	312.9	(150.9)	(6.4)	0.3	155.9
Net income	-	417.4	-	-	417.4
Other comprehensive income	-	-	19.6	-	19.6
Dividends	-	(285.0)	-	(0.1)	(285.1)
Balance as of June 30, 2024	$312.9	$(18.5)	$13.2	$0.2	$307.8

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Six months ended
(in millions of Canadian dollars)		June 30		June 30
(unaudited)	Note	2024	2023	2024	2023
Cash flows related to operating activities
Net income		$222.9	$208.9	$417.4	$395.8
Adjustments for:
Depreciation of property, plant and equipment		134.5	148.4	268.8	274.4
Amortization of intangible assets		56.1	55.6	114.2	91.0
Depreciation of right-of-use assets		32.6	29.5	61.4	40.3
Impairment of assets	4	0.2	-	2.6	-
Amortization of financing costs	3	2.3	2.0	4.6	3.6
Deferred income taxes		2.2	6.1	(11.4)	(13.7)
Other		(1.5)	1.5	(0.1)	1.3
		449.3	452.0	857.5	792.7
Net change in non-cash balances related to operating activities		(2.7)	23.6	(18.0)	(4.0)
Cash flows provided by operating activities		446.6	475.6	839.5	788.7
Cash flows related to investing activities
Capital expenditures	14	(160.0)	(133.4)	(321.0)	(255.0)
Deferred subsidies (used) received to finance capital expenditures	6, 14	-	(13.9)	37.0	(33.9)
Acquisitions of spectrum licences	7	(239.1)	-	(298.9)	(9.9)
Business acquisition	5	(1.8)	(2,067.8)	(1.8)	(2,067.8)
Proceeds from disposal of assets		0.3	0.5	0.3	0.8
Promissory note to the parent corporation		-	-	-	(836.0)
Acquisition of preferred shares of an affiliated corporation	13	(1,530.0)	-	(1,530.0)	-
Other		(0.1)	(0.2)	(0.1)	(0.2)
Cash flows used in investing activities		(1,930.7)	(2,214.8)	(2,114.5)	(3,202.0)
Cash flows related to financing activities
Net change in bank indebtedness		1.2	(23.6)	1.2	(0.4)
Net change under revolving facility, net of financing costs		(124.2)	(19.3)	(209.1)	651.2
Issuance of long-term debt, net of financing costs	8	992.6	2,092.5	992.6	2,092.5
Repayment of long-term debt	8	(825.3)	-	(825.3)	-
Settlement of hedging contracts	8	163.0	-	163.0	-
Repayment of lease liabilities		(31.9)	(22.4)	(60.5)	(33.1)
Dividends		(240.0)	(286.0)	(285.0)	(316.0)
Dividends paid to non-controlling interests		(0.1)	-	(0.1)	(0.1)
Issuance of a loan from the parent corporation	13	1,530.0	-	1,530.0	-
Cash flows provided by financing activities		1,465.3	1,741.2	1,306.8	2,394.1

Net change in cash, cash equivalents and restricted cash		(18.8)	2.0	31.8	(19.2)

Cash, cash equivalents and restricted cash at beginning of period		58.6	19.9	8.0	41.1
Cash, cash equivalents and restricted cash at end of period	14	$39.8	$21.9	$39.8	$21.9

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)		June 30	December 31
(unaudited)	Note	2024	2023
Assets

Current assets
Cash and cash equivalents		$2.8	$8.0
Restricted cash	6	37.0	-
Accounts receivable		931.7	963.2
Contract assets		134.0	125.4
Amounts receivable from affiliated corporations		28.6	25.1
Income taxes		14.0	35.3
Inventories		299.4	348.7
Derivative financial instruments		-	129.3
Other current assets		190.7	180.1
		1,638.2	1,815.1
Non-current assets
Property, plant and equipment		3,124.5	3,152.9
Intangible assets	7	3,558.6	3,299.3
Right-of-use assets		310.2	313.0
Goodwill		550.1	550.1
Derivative financial instruments		76.9	35.8
Investments	13	1,530.0	-
Promissory notes to the parent corporation		996.0	996.0
Other assets		366.2	348.5
		10,512.5	8,695.6
Total assets		$12,150.7	$10,510.7

Liabilities and equity

Current liabilities
Bank indebtedness		$1.2	$-
Accounts payable, accrued charges and provisions		785.3	920.9
Amounts payable to affiliated corporations		73.9	91.0
Deferred revenue		364.5	347.4
Deferred subsidies	6	37.0	-
Income taxes		33.4	18.4
Current portion of long-term debt	8	400.0	1,480.6
Current portion of lease liabilities		101.2	99.3
		1,796.5	2,957.6
Non-current liabilities
Long-term debt	8	7,307.4	6,129.3
Lease liabilities		241.0	246.8
Subordinated loan from parent corporation	13	1,530.0	-
Derivative financial instruments		-	54.3
Deferred income taxes		757.1	759.2
Other liabilities		210.9	207.6
		10,046.4	7,397.2
Equity
Capital stock	9	312.9	312.9
Deficit		(18.5)	(150.9)
Accumulated other comprehensive income (loss)	11	13.2	(6.4)
Equity attributable to the shareholder		307.6	155.6
Non-controlling interests		0.2	0.3
		307.8	155.9
Total liabilities and equity		$12,150.7	$10,510.7

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (“Videotron” or the "Corporation") is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor Inc. Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada.

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top (OTT) video services in Canada.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and, accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2023 annual consolidated financial statements, which contain a description of the material accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Videotron on August 7, 2024.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2024.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Employee costs	$167.9	$172.2	$336.1	$307.8
Less employee costs capitalized to property, plant and equipment and to intangible assets	(45.7)	(46.6)	(90.7)	(84.3)
	122.2	125.6	245.4	223.5
Purchase of goods and services:
Royalties and rights	77.6	106.3	183.6	215.3
Cost of products sold	203.2	182.9	400.5	286.5
Subcontracting costs	25.1	26.1	49.4	47.4
Marketing and distribution expenses	17.7	15.0	36.0	30.0
Other	133.0	137.7	267.9	241.7
	456.6	468.0	937.4	820.9
	$578.8	$593.6	$1,182.8	$1,044.4

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Third parties:
Interest on long-term debt	$94.8	$103.4	$191.1	$171.5
Amortization of financing costs	2.3	2.0	4.6	3.6
Interest on lease liabilities	4.9	5.2	8.9	6.6
Loss (gain) on foreign currency translation on short-term monetary items	0.4	(0.9)	2.1	(0.4)
Other	2.9	0.6	5.3	1.6
	105.3	110.3	212.0	182.9
Affiliated corporations:
Interest expense	29.1	37.7	29.1	75.1
Dividend income	(29.4)	(38.1)	(29.4)	(75.9)
Interest on lease liabilities	0.2	0.3	0.5	0.7
Interest income	(16.7)	(16.7)	(33.1)	(30.5)
	(16.8)	(16.8)	(32.9)	(30.6)
	$88.5	$93.5	$179.1	$152.3

4.	RESTRUCTURING, ACQUISITION COSTS AND OTHER

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Restructuring	$5.0	$0.5	$4.3	$1.1
Acquisition costs[1]	0.2	12.6	0.6	14.1
Impairment of assets	0.2	–	2.6	–
Other	0.2	0.2	0.1	–
	$5.6	$13.3	$7.6	$15.2

[1]	Includes acquisition costs mainly related to the Freedom acquisition in 2023 (note 5).

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	BUSINESS ACQUISITION

On April 3, 2023, Videotron acquired all the issued shares of Freedom Mobile Inc. (“Freedom”) from Shaw Communications Inc. (“Shaw”) for a cash consideration of $2.07 billion, net of cash acquired of $103.2 million. As part of this transaction, Videotron assumed certain debts, mainly lease obligations. The consideration paid is still subject to certain post-closing adjustments. This acquisition immediately preceded the acquisition of Shaw by Rogers Communications Inc. (“Rogers”). The acquisition of Freedom included the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale Internet services. Videotron has also made certain commercial commitments to the Minister of Innovation, Science and Industry. These transactions support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada.

The table below presents the fair value of the net assets acquired as of the acquisition date:

Assets
Accounts receivable	$257.3
Other current assets[1]	181.3
Property, plant and equipment[2]	709.1
Intangible assets[3]	1,177.7
Right-of-use of assets	226.2
Other assets	65.8
2,617.4
Liabilities
Accounts payable, accrued charges and provisions	(127.2)
Other current liabilities	(94.2)
Lease liabilities	(226.2)
Deferred income taxes	(17.9)
Other liabilities	(84.1)
(549.6)
Net assets acquired	$2,067.8

Cash consideration paid	$2,171.0
Cash acquired	(103.2)
$2,067.8

[1]	Includes mainly inventories and contract assets.

[2]	Includes mainly the wireless network.

[3]	Includes mainly spectrum licences, software, customer relationships, the Freedom brand and others.

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	RESTRICTED CASH AND DEFERRED SUBSIDIES

In March 2024, Videotron and the Québec government signed an agreement under the government’s new initiative to improve wireless coverage in outlying regions of Québec. The government has committed to provide financial assistance in the amount of approximately $63.0 million for the construction of new cell towers in certain regions. In accordance with the agreement, an amount of $37.0 million received in advance from the government in March 2024 was recorded as restricted cash and as deferred subsidies on the consolidated balance sheet as of June 30, 2024.

7.	SPECTRUM LICENCES

On May 29, 2024, Videotron acquired 305 blocks of spectrum in the 3800 MHz band across the country for a total price of $298.9 million (of which $59.8 million was paid in January 2024 and $239.1 million was paid in May 2024). Approximately 61% of the 305 blocks of wireless spectrum are located outside Québec, mainly in southern Ontario, Alberta and British Columbia.

8.	LONG-TERM DEBT

Components of long-term debt are as follows:

	June 30, 2024	December 31, 2023
Total long-term debt	$7,742.3	$7,645.3
Change in fair value related to hedged interest rate risk	–	(2.2)
Financing costs, net of amortization	(34.9)	(33.2)
	7,707.4	7,609.9
Less current portion	(400.0)	(1,480.6)
	$7,307.4	$6,129.3

As of June 30, 2024, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $3,614.0 million ($4,484.5 million as of December 31, 2023) while the net fair value of related hedging derivative instruments was in an asset position of $66.1 million ($106.9 million as of December 31, 2023).

2024

On June 13, 2024, Videotron amended its term credit facility by extending the maturity of the first tranche of $700.0 million from October 2024 to October 2025 and transitioning to the Canadian Overnight Repo Rate Average (CORRA).

On June 13, 2024, all liens on Videotron's assets granted to the bank lenders were terminated and all the related debt instruments (including derivative financial instruments) are now unsecured.

On June 17, 2024, Videotron redeemed at maturity its Senior Notes in aggregate principal amount of US$600.0 million, bearing interest at 5.375%, and unwound the related hedging contracts for a total cash consideration of $662.3 million.

On June 21, 2024, Videotron issued $600.0 million aggregate principal amount of Senior Notes bearing interest at 4.650% and maturing on July 15, 2029, and $400.0 million aggregate principal amount of Senior Notes bearing interest at 5.000% and maturing on July 15, 2034, for total proceeds of $992.6 million, net of $7.4 million related to the discount at issuance and financing costs. The proceeds were used to redeem its 5.375% Senior Notes on June 17, 2024 and to reduce drawings on Videotron’s revolving credit facility.

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	LONG-TERM DEBT (continued)

2023

On April 3, 2023, Videotron entered into a new $2.10 billion term credit facility with a syndicate of financial institutions, consisting of three tranches of equal size maturing in October 2024, April 2026 and April 2027, respectively. On April 10, 2023, Videotron also entered into a floating-to-fixed interest rate swap in relation with the $700.0 million tranche maturing in April 2027.

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2023 and June 30, 2024	10,739,285	$312.9

10.	STOCK-BASED COMPENSATION PLANS

The following table provides details of changes to outstanding options in the stock-based compensation plan of Quebecor in which management of the Corporation participates, for the six-month period ended June 30, 2024:

	Outstanding options
	Number	Weighted average exercise price
As of December 31, 2023	2,741,560	$31.43
Granted	1,060,000	29.82
Cancelled	(100,000)	28.82
As of June 30, 2024	3,701,560	$31.04
Vested options as of June 30, 2024	575,162	$31.60

For the three-month period ended June 30, 2024, no charge was recorded related to all stock-based compensation plans ($1.1 million in 2023). For the six-month period ended June 30, 2024, a $0.4 million reversal of the charge was recorded related to all stock-based compensation plans (a $2.0 million charge in 2023).

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans[2]	Total
Balance as of December 31, 2022	$(26.3)	$9.6	$(16.7)
Other comprehensive income	22.1	–	22.1
Balance as of June 30, 2023	(4.2)	9.6	5.4
Other comprehensive (loss) income	(16.5)	4.7	(11.8)
Balance as of December 31, 2023	(20.7)	14.3	(6.4)
Other comprehensive (loss) income	(5.9)	25.5	19.6
Balance as of June 30, 2024	$(26.6)	$39.8	$13.2

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 5-year period.

[2]	The re-measurement gain in the consolidated statement of comprehensive income for the six-month period ended June 30, 2024 is mainly due to an increase in the discount rate since December 31, 2023.

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024		December 31, 2023
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(7,742.3)	$(7,545.5)	$(7,645.3)	$(7,368.1)
Derivative financial instruments
Foreign exchange forward contracts	0.8	0.8	(1.5)	(1.5)
Interest rate swaps	10.0	10.0	5.4	5.4
Cross-currency swaps	66.1	66.1	106.9	106.9

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

13.	RELATED PARTY TRANSACTIONS

On April 17, 2024, the Corporation contracted a subordinated loan of $1,530.0 million from Quebecor Media, bearing interest at a rate of 9.25%, payable semi-annually, and maturing on April 17, 2054. On the same day, the Corporation invested the total proceeds of $1,530.0 million into 1,530,000 preferred shares, Series G, of 9511-8063 Quebec Inc., an affiliated corporation. These shares carry the right to receive an annual dividend of 9.35%, payable semi-annually. These transactions are carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Cash flows used for capital expenditures
Additions to property, plant and equipment	$119.2	$97.5	$243.0	$184.9
Additions to intangible assets (excluding acquisitions of spectrum licences)	40.8	35.9	78.0	70.1
	160.0	133.4	321.0	255.0

Cash, cash equivalents and restricted cash consist of
Cash and cash equivalents	$2.8	$16.5	$2.8	$16.5
Restricted cash	37.0	5.4	37.0	5.4
	39.8	21.9	39.8	21.9

Interest and income taxes reflected as operating activities
Cash interest payments	$138.9	$135.7	$201.5	$167.2
Cash income tax payments (net of refunds)	54.5	73.9	110.3	174.4

In the respective three-month and six-month periods ended June 30, 2023, deferred subsidies of $13.9 million and $33.9 million, related to the roll-out of telecommunications services in various regions of Québec, have been used and are presented as a reduction of the related additions to plant, property and equipment.

15.	INCOME TAXES

In the second quarter of 2024, Pillar Two legislation, which introduces new taxing mechanisms that could impose a minimum tax on income from the Corporation and its subsidiaries, was substantively enacted in Canada. The Corporation does not expect any impact related to the implementation of these new tax rules that are effective on January 1, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Jean-François Lescadres

By:	Jean-François Lescadres
Vice President Finance

Date: August 8, 2024